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                                  FORM 8-A/A

                                AMENDMENT NO. 1

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              ITC/\DeltaCom, Inc.
                              -------------------
            (Exact name of registrant as specified in its charter)

                Delaware                                58-2301135
 --------------------------------------     ---------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

1791 O.G. Skinner Drive, West Point, Georgia                       31833
--------------------------------------------                  ---------------
  (Address of principal executive offices)                       (Zip Code)

    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

    Securities Act registration statement file number to which this form relates:
                         (if applicable)

    Securities to be registered  pursuant to Section 12(b) of the Act:

      Title of each class               Name of exchange on which
      to be so registered             each class is to be registered
      -------------------             ------------------------------

      None.

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $0.01 per share
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                               (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.

     As of the date of this amendment, ITC/\DeltaCom's authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. We have designated 1,750,000 shares of the preferred stock as our Series A Convertible Preferred Stock, which we refer to as our Series A Preferred Stock. Other than the Series A Preferred Stock, we have not designated any series of preferred stock as of the date of this amendment. From time to time, we may amend our certificate of incorporation to increase our authorized capital stock available for issuance for purposes our board of directors may determine to be in the best interests of ITC/\DeltaCom and our stockholders. These purposes could include offerings of shares for cash and in acquisitions of other businesses, the declaration of stock splits and stock dividends, and other general corporate purposes.

     The following summary description of our common stock and related matters is not complete and is subject to the provisions of the ITC/\DeltaCom certificate of incorporation and bylaws and the provisions of applicable law. Copies of our certificate of incorporation and bylaws have been filed or incorporated by reference as exhibits to this registration statement on Form 8-A.

Common Stock

     Voting Rights. Each holder of shares of our common stock is entitled to attend all special and annual meetings of our stockholders. In addition, each holder is entitled, together with the holders of all other classes of stock, to attend the special and annual meetings of our stockholders and to cast one vote for each outstanding share of common stock held upon any matter, including the election of one or more directors, properly considered and acted upon by the stockholders.

     Liquidation Rights. The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any dissolution, liquidation or winding up of ITC/\DeltaCom, whether voluntary or involuntary, will become entitled to participate in the distribution of any assets of ITC/\DeltaCom remaining after ITC/\DeltaCom has paid, or provided for the payment of, all of its debts and liabilities and after ITC/\DeltaCom has paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

     Dividends. Dividends may be paid on the common stock and on any class or series of stock entitled to participate with the common stock as to dividends on an equal per-share basis, but only when and as declared by our board of directors out of

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legally available funds. We have never paid cash dividends on the common stock.
The indentures under which we have issued some of our publicly traded notes and our senior secured credit facility contain restrictions on our ability to pay dividends.

     No Preemptive or Conversion Rights. No holder of our common stock has any preemptive right to subscribe for any of our securities, nor does any holder of our common stock have conversion rights.

     Special Redemption Provisions. The certificate of incorporation empowers our board of directors to redeem any of our outstanding capital stock to the extent necessary to prevent the loss, or secure the reinstatement, of any license from any governmental agency which is conditioned upon the holder of our capital stock possessing prescribed qualifications. The redemption price of the shares to be redeemed will be a price determined by the board of directors, which price will be at least equal to:

     . the fair market value of the shares as determined in accordance with the certificate of incorporation; or

     . in the case of a "Disqualified Holder," the lesser of fair market value or such holder's purchase price, if the stock was purchased within one year of the date fixed for redemption.

A "Disqualified Holder" is any holder of shares of stock of ITC/\DeltaCom whose holding of that stock may result in the loss, or the failure to secure the reinstatement, of any license or franchise from any governmental agency held by ITC/\DeltaCom or any of its subsidiaries to conduct any portion of the business of ITC/\DeltaCom or any of its subsidiaries. Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee. The Telecommunications Act also states that these parties may not own more than 25% of the parent of a common carrier licensee if the Federal Communications Commission determines that the public interest would be served by prohibiting such ownership, but the FCC has established presumptions in favor of allowing substantial foreign ownership by such investors if the investors are based in World Trade Organization member countries. In addition, the FCC's rules under some conditions may limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

     Quotation of the Common Stock. The common stock is quoted on The Nasdaq National Market under the symbol "ITCD."

     Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

     The ITC/\DeltaCom certificate of incorporation and bylaws contain provisions that could make it more difficult to consummate an acquisition of ITC/\DeltaCom by means of a tender offer, a proxy contest or otherwise.

     Classified Board of Directors. The certificate of incorporation and bylaws provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year.
The classification of the board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of the board of directors. The certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed by the board of directors. The bylaws provide that the number of directors will be not fewer than five nor more than 15 and will be fixed from time to time within these limits by a resolution adopted by the board of directors. The certificate of incorporation and bylaws further provide that, subject to any special rights of holders of any class or series of capital stock entitled to elect one or more directors, any vacancies created other than by resignation and newly created directorships will be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any vacancies resulting from the resignation of one or more members of the board of directors will be filled by a majority of the directors then in office, including those directors who have resigned.

     Removal of Directors. The certificate of incorporation provides that any director of ITC/\DeltaCom generally may be removed from the board of directors before expiration of the director's term in office only for cause. The proposal to remove a director must be approved by the affirmative vote of the holders of not less than 66 2/3% of the total number of votes of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Notice of the proposal to remove a director must be contained in the notice of the meeting of stockholders at which the proposal will be considered.

     No Stockholder Action by Written Consent. The certificate of incorporation and bylaws provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless such consent is unanimous. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

     Special Meeting of Stockholders. The certificate of incorporation and bylaws provide that special meetings of stockholders may only be called by our chairman of the board or by a majority of our directors in office, although less than a quorum.

     Stockholder Advance Notice Procedure for Director Nominations. The bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors. The board of directors acts as a nominating committee for selecting candidates to stand for election as directors. Under our bylaws, other candidates may also be nominated by any stockholder, provided each such other nomination is submitted in writing and received by the Secretary of ITC/\DeltaCom at the principal executive offices of ITC/\DeltaCom not less than 60 days before the annual meeting or, in the event less than 75 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The notice must include the following information: (1) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of our capital stock which are beneficially owned by such person and (d) any other information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, by Regulation 14A under the Securities Exchange Act of 1934, including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (2) as to the stockholder giving the notice, (a) the name and address of the stockholder as they appear on our books and (b) the class and number of shares of our capital stock which are beneficially owned by the stockholder.

     Amendment of Our Charter. The certificate of incorporation provides that a proposal to amend or repeal, or adopt any provision inconsistent with the intent or purpose of, the following provisions of the certificate of incorporation must be approved by the affirmative vote of the holders of not less than 66 2/3% of the total number of votes of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class:

     . the provisions relating to the classification of our board of directors, removal of directors, changes in the authorized number of directors, filling of vacancies in the board of directors, election of directors by holders of preferred stock, and the limitation of liability of directors;

     . the provision prohibiting stockholder action by written consent instead of a meeting, unless the consent is unanimous;

     . the provision specifying the persons that may call a special meeting of stockholders; and

     . the provision requiring the supermajority vote of stockholders to amend our certificate of incorporation concerning the foregoing matters.

Notice of any such proposed amendment, repeal or adoption must be contained in the notice of the meeting of stockholders at which the proposal will be considered.

     Amendment of Our Bylaws. The certificate of incorporation and bylaws provide that, in order for stockholders to amend or repeal any provision of the bylaws, the proposal for amendment or repeal must be approved by the affirmative vote of the holders of not less than 66 2/3% of the total number of votes of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Section 203 of the Delaware General Corporation Law

     ITC/\DeltaCom is subject to section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

     . before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by

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        employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines "business combination" to include the following:

     . any merger or consolidation of the corporation with the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     . any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

     The application of section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we approve even if a change in control of ITC/\DeltaCom would be beneficial to the interests of our stockholders.

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Preferred Stock

     The rights, privileges, preferences and priorities of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our Series A Preferred Stock and the shares of any series of preferred stock which we may designate and issue in the future. Our certificate of incorporation authorizes our board of directors from time to time and without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. We have designated 1,750,000 shares of the preferred stock as our Series A Convertible Preferred Stock. As of the date of this amendment, 1,480,771 shares of the Series A Preferred Stock are issued and outstanding. Other than the Series A Preferred Stock, we have not designated any series of preferred stock as of the date of this amendment.

     Our board of directors has broad discretion with respect to the creation and issuance of preferred stock without stockholder approval. By authorizing the issuance of shares of preferred stock with certain voting, conversion or redemption rights, the board of directors could adversely affect the voting power of the holders of our common stock and could discourage any attempt to obtain control of ITC/\DeltaCom.

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     The following is a summary description of the principal terms of the Series
A preferred stock.

     Conversion rights. Holders of our Series A Preferred Stock have the right, at any time after March 14, 2002, to convert each share of Series A Preferred Stock into one share of our common stock, subject to adjustment for stock splits, stock dividends, recapitalizations and other specified events. The number of shares of common stock into which each share of Series A Preferred Stock is convertible was adjusted on September 4, 1998 to reflect a two-for-one split of our common stock completed on that date.

     Liquidation rights. In the event of any dissolution, liquidation or winding up of ITC/\DeltaCom, whether voluntary or involuntary, holders of Series A Preferred Stock will be entitled to receive a distribution of $7.40 per share, plus any declared and unpaid dividends, before any payment or distribution of assets to holders of our common stock or any other series or classes of stock ranking junior to the Series A Preferred Stock. After the Series A Preferred Stock distribution and any distribution to holders of shares of any other class or series of stock having preference over the common stock have received the full preferential amounts to which they are entitled, holders of our common stock and holders of any other class or series of stock entitled to participate with the common stock in the event of any liquidation, dissolution or winding up of ITC/\DeltaCom will be entitled to an equivalent distribution of $7.40 per share, plus any declared and unpaid dividends, out of the remaining assets of ITC/\DeltaCom legally available for distribution. Holders of the Series A Preferred Stock will then be entitled to share ratably in the distribution of any remaining assets of ITC/\DeltaCom with the holders of our common stock and holders of any other class or series of stock entitled to participate with the common stock in the event of any liquidation, dissolution or winding up of ITC/\DeltaCom. In this distribution, holders of the Series A Preferred Stock will be entitled to receive an amount equal to the distribution made in respect of the number of shares of common stock into which the Series A Preferred Stock is then convertible.

     Dividend rights. The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of legally available funds, dividends in an amount per share of Series A Preferred Stock equal to the dividends payable on the number of shares of common stock into which one share of Series A Preferred Stock is then convertible. So long as any shares of Series A Preferred Stock are outstanding, no dividends may be declared or paid on any class or series of capital stock ranking on a parity with the Series A Preferred Stock as to dividends, unless dividends are also paid on the Series A Preferred Stock in an amount per share equal to the dividends payable on the number of shares of our common stock into which one share of the Series A Preferred Stock is then convertible.

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     No redemption rights.  The Series A Preferred Stock is not subject to mandatory or optional redemption.

     Voting rights. Except as set forth in the following sentence and except as otherwise from time to time required by law, holders of Series A Preferred Stock have no voting rights. The affirmative vote of holders of at least two-thirds of the shares of Series A Preferred Stock outstanding is necessary for:

     . the authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of stock ranking prior to the Series A Preferred Stock as to dividends or the distribution of assets upon dissolution, liquidation or winding up of ITC/\DeltaCom;

     . an increase in the authorized or issued amount of Series A Preferred Stock; or

     . the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provision of the certificate of incorporation that would affect any right, preference or voting power of the Series A Preferred Stock or of the holder thereof.

Director Liability and Indemnification of Directors and Officers

     The Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of each director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, in respect of unlawful dividend payments or stock redemptions or repurchases, and for any transaction from which the director derives an improper personal benefit. Our certificate of incorporation provides for the elimination and limitation of the personal liability of directors for monetary damages as permitted by the Delaware General Corporation Law. The effect of this provision is to eliminate the rights of ITC/\DeltaCom and its stockholders' through stockholder derivative suits on behalf of ITC/\DeltaCom to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. The provision does not limit or eliminate the rights of ITC/\DeltaCom or any stockholder to seek non-monetary relief such as injunction or recission upon breach of a director's duty of care. This provision is consistent with section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

     Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, ITC/\DeltaCom will indemnify, and advance expenses to, each of its currently acting and former directors and officers.

Item 2.  Exhibits.

     1. Restated Certificate of Incorporation of the Registrant. Filed herewith.

     2. Amended and Restated Bylaws of the Registrant. Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 333-36683), and incorporated herein by reference.

     3. Specimen stock certificate for the Common Stock of the Registrant. Filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, as amended (Commission File No. 333-36683), and incorporated herein by reference.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ITC/\DeltaCom, Inc.


                                           By: /s/ J. Thomas Mullis
                                              _________________________________
                                               J. Thomas Mullis
                                               Senior Vice President

Date:  June 27, 2000

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